Lazard Alternative Strategies 1099 Fund

30 Rockefeller Plaza

New York, New York 10112-6300

September 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Lazard Alternative Strategies 1099 Fund

Delaying Amendment to Registration Statement on Form N-14 (File No. 333-190952)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Lazard Alternative Strategies 1099 Fund (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-190952) relating to the proposed reorganization of Lazard Alternative Strategies Fund, L.L.C. into the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2013.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 4th day of September, 2013.

Sincerely,

/s/ Nathan Paul

By: Nathan Paul

Title: Secretary